UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-38313

iClick Interactive Asia Group Limited

(Translation of registrant’s name into English)

15/F

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

Tel: +852 3700 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

EXHIBIT INDEX

Number	Description of Document

99.1	Press release
99.2	Agreement and Plan of Merger, dated as of November 29, 2024, by and among iClick Interactive Asia Group Limited, Overlord Merger Sub Ltd., and Amber DWM Holding Limited
99.3	Voting Agreement, dated as of November 29, 2024, by and among iClick Interactive Asia Group Limited, Amber DWM Holding Limited, and certain shareholders of iClick Interactive Asia Group Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iClick Interactive Asia Group Limited

By:	/s/ Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer

Date: November 29, 2024

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